CITY DEVELOPMENTS LIMITED
城市發展有限公司
A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 2212266 (30 LINES) FAX: 2232746

Our Ref : GCSS-EL/0520/02/LTR

02015918

11 March 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

RECEIVED
MAR 12 2002
WASH. D.C.
365

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 1 March 2002 (Sale of Property Unit to Employee – Goldenhill Park); and

(ii) Announcement dated 4 March 2002 (Sale of Property Unit to Employee – Dahlia Park).

Regards,

SUPPL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

3/20

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road #04-01 City House, Singapore 068877. Fax: (65) 6225 4959.

MASNET No. 31 OF 04.03.2002
Announcement No. 31

Sale of Property Unit to Employee

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that one unit (the "Unit") in the project known as Dahlia Park Condominium which is developed by Tripartite Developers Pte. Limited, a target associated company of the Company, has been sold to one of the Company's employees.

No preferential discount was given to the employee in respect of the purchase of the Unit.

The Audit Committee of CDL has reviewed the terms and conditions of the sale of the Unit and has approved the sale. The Audit Committee is of the view that the number and terms of the sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

The said employee is not related to any of the Directors or substantial shareholders of the Company.

BY ORDER OF THE BOARD

Enid Ling Peek Fong
Company Secretary

4 March 2002

Submitted by Enid Ling Peek Fong, Company Secretary on 04/03/2002 to the SGX

MASNET No. 18 OF 01.03.2002
Announcement No. 23

Sale of Property Unit to Employee

The Directors of City Developments Limited ("CDL" or the "Company") wish to announce that one unit (the "Unit") in the project known as Goldenhill Park Condominium which is developed by CDL, has been sold to one of the Company's employees.

No preferential discount was given to the employee in respect of the purchase of the Unit.

The Audit Committee of CDL has reviewed the terms and conditions of the sale of the Unit and has approved the sale. The Audit Committee is of the view that the number and terms of the sale of the Unit are fair and reasonable and are not prejudicial to the interest of CDL and its minority shareholders.

The said employee is not related to any of the Directors or substantial shareholders of the Company.

BY ORDER OF THE BOARD

Enid Ling Peek Fong
Company Secretary

1 March 2002

Submitted by Enid Ling Peek Fong, Company Secretary on 01/03/2002 to the SGX